EXHIBIT 3.1

ROSS MILLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4520

(775) 684-5708

Website: www.nvsos.gov

USE BLACK INK ONLY – DO NOT HIGHLIGHT

ABOVE SPACED IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Infantly Available, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3, Section 1. Authorized Shares. The total number of shares of that the Corporation shall have authority to issue is eight hundred ten million shares (810,000,000) of which eight hundred million (800,000,000) shall be shares of Common Stock, par value $0.001 per share, and ten million (10,000,000) shall be shares of Preferred Stock, par value $0.001 per share, with one million (1,000,000) of such shares being designated as Series A Preferred Stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 97.1%

4. Effective date and time of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ J.Christopher Mizer

Signature of Officer

Date: May 8, 2014

  Time: